March 3, 2009

Lauren Nguyen
Daniel Morris
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:         Writers’ Group Film Corp.
Registration Statement on Form S-1
File No. 333-156832
Filed on January 21, 2009

Dear Ms. Nguyen and Mr. Morris:

Thank you for your comments letter of February 17, 2009. Please find following our responses to your comments. We have also filed through the EDGAR system a redline version of the Form S-1/A1, to aid in your re-review of our filing.

1.	We have removed the equity line shares from the registration statement, as suggested.

We have also removed all mention of the equity line contract, as we erroneously thought that our having signed the term sheet with Auctus meant that we had a finalized agreement with them. In fact, we do not have a finalized agreement with Auctus, and the term sheet is non-binding. We have no material agreement with Auctus at this time, and so we have revised our registration statement to reflect that fact.

2.
We were told by our market maker at Westminster Securities that the opening bid price for our shares would be $0.01 once our shares of common stock were quoted on the OTC BB. However, we agree with you that the shares should reflect a higher price, at least for purposes of determining a filing fee, and so have tripled the arbitrarily-determined stock price in the fee table, and included an explanation for that decision in the relevant footnote.

www.writersgroupfilmcorp.com   *   info@writersgroupfilmcorp.com

3.	The two unregistered offerings in question are: a) the private placement conducted from July 20 – August 15, 2008, and b) the private placement conducted from December 15, 2008 – January 19, 2009.

The private placement from July-August was exempt from registration pursuant to Section 4(2) of the Securities Act, due to the limited number of purchasers (seven), all of whom were personally known to the officers and directors of Writers Group prior to the solicitation and were contacted without aid of any general notice or advertisement, and all of whom were believed by us – based on completed Investor Questionnaires – to have such knowledge and experience as to be considered sophisticated investors.

The private placement from December-January was exempt from registration pursuant to Section 4(2) of the Securities Act for the same reasons. This offering had six purchasers.

These two unregistered offerings should not be integrated with either the registered offering commenced in May 2008, or this registration, pursuant to the following analysis:

The five-factor test set forth in Securities Act Release No. 4552 is applied to the July-August 2008 private placement this way: 1) The May 2008 public offering and July 2008 private offering were not part of a single plan of financing; the public offering was intended to finance an entire movie plus other entertainment products, while the private offering was entered into only after the public offering failed to garner sufficient investment, with the purpose simply being to raise sufficient funds to continue paying our administrative expenses. 2) The two offerings involved the same class of security. 3) The offerings were made at about the same time. 4) The same type of consideration was to be received. 5) The offerings were not made for the same general purpose, as explained above.

The five-factor test is applied to the December-January private placement this way: 1) The December 2008 private offering was to raise one more bit of capital to see us through to successful completion of our OTC BB application. This public offering is simply intended as a registration of those and all the rest of our shares, not as a money raise at all. 2) The two offerings involve the same class of security. 3) The offerings are at about the same time. 4) The public registration is not intended to garner any consideration. 5) The offerings were not made for the same purpose: the private placement was to raise money, the public registration statement was something we had to do anyway, in order to register ALL shares we have ever issued, so we could continue our OTC BB application.

Also, for purposes of analysis pursuant to Question 139.25 of Compliance and Disclosure Interpretations – Securities (11/26/08) and SEC Release No. 8828 section C.1., we confirm as true that none of the investors in either private placement offering were contacted or solicited in any connection with either the registered offering in 2008 or this registration. The registered offering in 2008 was intended to go after “big time” investors, and when that didn’t work, we approached the relatively smaller investors with which we already had a personal or close business relationship, in July and August of 2008, to see if they wanted to invest relatively smaller amounts just to keep our day-to-day expenses paid. Most of those investors weren’t even aware we had a public offering going. And as for the recent December-January private placement, we knew we would be doing a registration statement once we closed the offering, but that was to register everybody’s shares, not just theirs, and in any event we hadn’t even finished a draft of this registration statement when we solicited those investors, so no one was solicited with public registration materials or with a view towards or expectation of registration.

4.
We have substantially revised the entire document so that it accurately presents our current situation, as requested. We have presented our discussion of what we plan to do in the context of our MD&A section, using a clear timeline which sets forth the obstacles and benchmarks that we must achieve along the way, and we have included our estimate of the financial requirements needed to reach our plan, and we also discussed our plans for raising the money, as suggested.

5.	We have revised the prospectus to avoid unnecessary repetition and have added sub-headings as we felt possible, as suggested.

6.	The financial statements and information have been updated pursuant to Rule 3-12 of Regulation S-X.

7.	We have revised footnote (2) to the fee table to disclose the OTC BB-related pricing issues.

8.	We corrected the percentage figure of our common stock represented by the shares being offered in this S-1 to 99.98%.

9.
We have revised the Summary Information section to provide a clear and concise description of our company as of the time of effectiveness, as requested, including a description of our current products, operations and performance-to-date, as well as a brief identification of our goals and benchmarks and foreseeable obstacles.

10.	We have added the disclosures regarding our revenues, net loss and going concern opinion from our auditors to our Summary Information, as requested.

11.	This comment becomes moot as we have not executed any equity line agreement, and have decided not to execute or finalize any such agreement.

12.	This comment becomes moot as we have not executed any equity line agreement, and have decided not to execute or finalize any such agreement.

13.	We have added a risk factor to discuss the effects of the recent market downturn on our business, as suggested.

14.
We added a risk factor discussing our management’s limited experience managing a public company, as well as the difficulties in establishing and maintaining acceptable internal controls on financial reporting, as suggested.

15.	We have added a risk factor disclosing that we are a penny stock and the limitations associated with this, as requested.

16.
We have revised our Risk Factors section to identify aspects of our business plan, or portions thereof, rather than referring to “prongs”, as suggested. (And it reads much better, thank you!) We also did some minor re-arranging of risk factors to group them into categories, and added subheadings for those categories of risk factors, as suggested. We did not, however, break down the risk factors further into separate subheadings for the different portions of our business plan, as we felt it would lead to an unnecessarily large number of subheadings and therefore not add to the clarity of the document.

17.
We have updated our “Third-Party Financier” risk factor, as well as our disclosures throughout the document, to reflect the rescission by the third-party financier of his verbal agreement to put up $150,000 in an escrow account for our use in attracting an actor to play a role in our feature film “Writers’ Assistants”.

18.	We have made revisions throughout the prospectus to disclose that the cash incentive will be used to attract directors as well as actors, as recommended.

19.	We disclosed in our “Well-Known Actors” risk factor that we have not, since inception, established any professional relationships with any well-known actors or director, as requested.

20.
In our “We Are A Start-Up Company” risk factor, we eliminated the disclosure that we have “substantial understanding” of the market, and we have more thoroughly disclosed precisely what Management’s experience is, as requested.

21.	We have revised the title of, and our discussion under, the “We Have Little History of Operations” risk factor to more clearly describe the risk of having a short track record.

22.
We have revised the “There Is No Market For Our Common Equity Securities” risk factor to disclose that our initial capital and assets have been largely provided by our management pursuant to private placements of our common shares, and that we previously conducted a registered offering of our common shares in which only 10,000 shares were sold to one investor, as requested.

23.	We also disclosed in this risk factor that we currently fo not have sufficient funds for the next 12 months, as requested.

24.	We also removed from this risk factor the reference to OTC-listed companies as “notorious”, as requested.

25.
Under our “We Have Not Done a Feasability Study” risk factor, we added the disclosure that our marketing initiatives have an unproven record and we have not enjoyed success with these tactics in the past, as requested.

26.
In our “We Are Dependent on the Senior Management Team” risk factor, we have added the disclosure that our executive officers are currently not receiving any compensation and that we do not have the funds necessary to offer competitive salaries to them or hire additional personnel, as requested.

27.	We have added the disclosure that we have not purchased any liability insurance for the company or our management personnel to our “We May Face Liability” risk factor, as directed.

28.	We changed “technologies” to “entertainment products” in our “There Is Limited Protection of Intellectual Property Rights” risk factor.

29.	Under our “Selling Shareholders” section, we added the disclosure, and can confirm as true, that none of our selling shareholders is a registered broker-dealer or affiliate of one.

30.
This comment is moot, as we have removed this section from the registration statement. We have no finalized or executed agreement with Auctus or any other firm regarding an equity line. We have no plans to sign an greement regarding an equity line at this time.

31.	Same as our response to comment #30 above.

32.	Same as our response to comment #30 above.

33.	We have revised the “Directors, Executive Officers” section to include the disclosure as to when each of our directors’ terms ends.

34.
In the “Directors, Executive Officers” section we have expanded Mr. Kapelner’s business biography, and changed the term “technical writing” to a more accurate and descriptive characterization of Mr. Kapelner’s current work.

35.	The tables in our “Security Ownership” section have been revised to identify which natural person has the sole voting and investment power for each beneficial owner listed in the tables, as directed.

36.
In our “Organization Within Last Five Years” section, we added the disclosures regarding our having given 4 million shares to FMCOCO in exchange for consulting services, as requested, and have included the material terms of the agreement with FMCOCO. A contract was never written between us and FMCOCO.

37.	We removed the claim from our “Description of Business” section that securing well-known actors would make subsequent full funding to that respective project “far more likely and fast”.

38.	In our “Description of Business” section, we explained why we believed it is best legally and structurally to create a subsidiary for each film project, as requested.

39.
We have completely revised our “Business of Issuer” section to provide an accurate picture of our enterprise as of present time, our current stage of development and how we plan to generate revenues with our products, as directed, however, we clarified the disclosure that we do not see ourselves making revenue from our completed short film, but only from our feature films, which we must first produce.

40.	We have substantially reduced disclosures throughout our “Business of Issuer” section which merely recite general market data and practices, as requested.

41.	We revised the prospectus to disclose, wherever we mention the cash incentive to actors, that we will also be offering up to 5-10% of the given film’s profit to the actor as well.

42.
We have not added any disclosures regarding possible copyright or trademark issues that may arise due to the similarities between our “G! Dude?” film and the film and television program they spoof, as we do not use any copyrighted or trademarked images, logos, sounds or other intellectual property (except for small snippets from the real film) of either the real TV program or the real film. For our film, we created “look-alike” sounds, logos and images that would be protected as satirical parody by the U.S. Constitution, pursuant to Supreme Court decisions such as Campbell v. Acuff-Rose Music, Inc. (510 U.S. 569), which also protects our use of small snippets of the real film as falling under the “fair use” doctrine.

43.
We have revised our “Distribution and marketing” sub-section to focus on the distribution and marketing initiatives we plan to embark upon in the immediate future and how they may be expected to generate revenue, if any, and disclosed any initiatives we have undertaken thus far and their successfulness, as directed.

44.
We have revised our discussion of revenue centers in our “Distribution and marketing” sub-section to identify only those revenue centers which we believe we may participate in with our first feature film product.

45.
We revised the disclosure in our “Distribution and marketing” sub-section to provide a more balanced disclosure of the prospects of getting a production deal as a result of a festival exhibition of our short film products, and described the reception received by “G! Dude?” in greater detail, as requested.

46.	In response to comment #50, we eliminated “the plan for growth” sub-section entirely.

47.	Under “Intellectual property and labor agreements” we added the disclosures regarding U.S. Copyright Office registration for each of our four intellectual properties.

48.	Under “Reports to Security Holders” we added that we are also subject to 10-Q filings. We also updated the SEC address, as directed.

49.
We have streamlined the financial information given in the MD&A section, pursuant to Item 303 of Regulation S-K. Further guidance is requested if our disclosures here still do not conform to the requirements of Item 303.

50.
We eliminated the repetitive “plans for future activity”-type disclosures from the Business Development sub-section, and eliminated the “Plan for growth” sub-section entirely. In our MD&A section, however, we left in the milestones which we have already accomplished, as we felt it added to the clarity of what we still needed to accomplish in our future activity timeline.

51.
In the “Management’s Discussion and Analysis or Plan of Operation” section, we added to the disclosure of our “many ideas in development” by disclosing the current stage of development for these ideas, as requested.

52.	We deleted the subjective language regarding our auditors at the end of our “MD&A” section.

53.
In our “Executive Compensation” section, we added the disclosure as to whether we have any plans to pay executive compensation in the future, as requested. We have reviewed Item 402(m)-(r) of Regulation S-K and are not subject to any further disclosures pursuant to those provisions.

54.	Our updated financial statements includes this footnote regarding amending our certificate of incorporation to increase our capital stock, as noted.

55.	We revised our “Undertakings” section to provide the undertakings set forth in Items 512(a)(1) and 512(h) of Regulation S-K, as requested.

56.	We deleted all references to this filing being a post-effective amendment from our “Signatures” section. There were no other such references beyond this section.

57.	We deleted all references to Form SB-2 in our registration statement, including exhibits, as requested.

58.
We are filing all material agreements, including related party contracts, with our amendment, as requested. These will be the Option Agreement with Cruck and the Production Services Agreement with Car Search. We will not file our equity line term sheet, as that was a preliminary document that was not finalized and is not an agreement to which we are currently a party.

Thank you for your time and help. Feel free to contact me at our contact information above for any reason.

Sincerely,

Tal L. Kapelner
President